Tenaya Acquisitions Company

September 5, 2013

Mr. Jeffrey P. Riedler
Assistant Director
Daniel Greenspan
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE: Tenaya Acquisitions Company
    Amendment No. 1 to Registration Statement on Form S-1
    Filed August 15, 2013
    File No. 333-189900

Dear Mr. Riedler:

Tenaya Acquisitions Company submits this letter to you in response to your letter of September 30, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff's comments. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

COMMENT:

BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 29

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 14 AND THE ASSOCIATED DISCLOSURE ON PAGE 29 OF YOUR AMENDED REGISTRATION STATEMENT THAT "IT IS NOT ANTICIPATED THAT MR. BLASZCZAK WILL BE FREE TO IMMEDIATELY ORGANIZE, PROMOTE OR BECOME INVOLVED WITH BLANK CHECK COMPANIES OR ENTITIES ENGAGED IN SIMILAR BUSINESS ACTIVITIES PRIOR TO THE COMPANY IDENTIFYING AND ACQUIRING A TARGET BUSINESS." AS YOU HAVE INDICATED IN YOUR RISK FACTORS DISCLOSURE ON PAGE 9 THAT MR. BLASZCZAK MAY HAVE POTENTIAL CONFLICTS OF INTEREST ARISING FROM HIS INTENT TO FORM ADDITIONAL BLANK CHECK COMPANIES IN THE FUTURE, IT APPEARS THAT YOU INTENDED THE DISCLOSURE ON PAGE 29 TO READ "IT IS ANTICIPATED..." (EMPHASIS ADDED) IF THIS IS CORRECT, PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY IN YOUR NEXT AMENDMENT. ALTERNATIVELY, PLEASE CLARIFY WHY MR. BLASZCZAK WILL NOT BE ABLE TO IMMEDIATELY PURSUE OPPORTUNITIES WITH OTHER BLANK CHECK COMPANIES AND ENTITIES ENGAGED IN SIMILAR BUSINESS ACTIVITIES.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have revised our disclosure on page 29 to read "It IS anticipated that Mr. Blaszczak will be free..." We have revised the filing to provide consistency based on the Staff's comment.

Furthermore, the Company acknowledges that;

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,


/s/ Brian Blaszczak
------------------------------
Brian Blaszczak
President
Tenaya Acquisitions Company